Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended March 31, 2019

WINNIPEG, May 27, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today reported its results from operations for the quarter ended March 31, 2019.

Quarter Ended March 31, 2019 Highlights:

  Recorded net revenue from the sale of AGGRASTAT® (tirofiban hydrochloride) of $4.8 million during the quarter ended March 31, 2019 compared to $6.1 million for the quarter ended March 31, 2018;
  $55.5 million in cash and short-term investments as at March 31, 2019;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2019 was negative $1.7 million compared to adjusted EBITDA of $927,000 for the quarter ended March 31, 2018; and
  Net loss for the quarter ended March 31, 2019 was $2.8 million compared to net income of $1.4 million for the quarter ended March 31, 2018.

Financial Results

Net revenues for the three months ended March 31, 2019 were $4.9 million compared to $6.1 million for the three months ended March 31, 2018. Net revenues from AGGRASTAT® for the three months ended March 31, 2019 were $4.8 million compared to $6.1 million for the three months ended March 31, 2018.  Additionally, ReDSTM point of care system ("ReDSTM"), contributed $103,000 of net revenue for the three months ended March 31, 2019.

The Company continued to experience strong patient market share held and strong hospital demand for AGGRASTAT® during the three months ended March 31, 2019, however increases in volume compared to the three months ended March 31, 2018 were offset by increased price competition that resulted in lower discounted prices for AGGRASTAT® throughout the quarter.

Diversification of revenues remains an important aspect of the Company's focus with Medicure concentrating on the sales and marketing of AGGRASTAT®, growing the sales of ZYPITAMAGTM (pitavastatin) and marketing the recently licensed ReDSTM device system.

Adjusted EBITDA for the three months ended March 31, 2019 was negative $1.7 million compared to $927,000 for the three months ended March 31, 2018. The decrease in adjusted EBITDA for the three months ended March 31, 2019 is the result of the higher selling, general and administration expenses caused by the incurrence of additional costs relating to the commercial organization due to the Company's additional products, higher cost of goods sold attributable to an increased volume of AGGRASTAT® sold and lower revenues experienced during the quarter ended March 31, 2019.

Net loss for the three months ended March 31, 2019 was $2.8 million or $0.18 per share. This compares to net income of $1.4 million or $0.09 per share for the three months ended March 31, 2018. Similar to the decrease in adjusted EBITDA, the net loss for the three months ended March 31, 2019 is the result of higher selling, general and administration expenses, higher cost of goods sold and lower revenues experienced during the quarter. Foreign exchange loss relating to a decrease in the value of the U.S. dollar experienced during the quarter ended March 31, 2019 also contributed to the net loss.

At March 31, 2019, the Company had unrestricted cash and short-term investments totaling $55.5 million compared to $71.9 million as of December 31, 2018. The decrease in cash is primarily due to the investment made in Sensible Medical Innovations Ltd. and a decrease in the value of the U.S. dollar as at March 31, 2019 compared to December 31, 2018.  Cash flows used in operating activities for the three months ended March 31, 2019 totaled $1.9 million.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended March 31, 2019 and 2018 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Q1 2019 Results

Call date:  Tuesday, May 28, 2019

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free:  1 (888) 545-0687

Passcode:  6562291#

Webcast:  This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)
	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$ 10,107	$ 24,139
Short-term investments	45,434	47,747
Accounts receivable	7,333	10,765
Inventories	4,275	4,239
Prepaid expenses	3,038	2,697
Total current assets	70,187	89,587
Non-current assets:
Property and equipment	1,035	316
Intangible assets	8,531	1,705
Holdback receivable	11,666	11,909
Investment in Sensible Medical	6,459	-
Other assets	-	117
Deferred tax assets	125	127
Total non-current assets	27,816	14,174
Total assets	$ 98,003	$ 103,761
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 12,664	$ 14,377
Current income taxes payable	959	1,058
Current portion of lease obligation	296	-
Current portion of royalty obligation	1,373	1,496
Total current liabilities	15,292	16,931
Non-current liabilities
Royalty obligation	1,886	2,035
Lease obligation	305	-
Other long-term liabilities	1,176	1,201
Total non-current liabilities	3,367	3,236
Total liabilities	18,659	20,167
Equity:
Share capital	121,756	122,887
Warrants	1,949	1,949
Contributed surplus	7,750	7,628
Accumulated other comprehensive income	551	1,268
Deficit	(52,662)	(50,138)
Total Equity	79,344	83,594
Total liabilities and equity	$ 98,003	$ 103,761

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)
For the three months ended March 31	2019	2018

Revenue, net	$ 4,880	$ 6,064
Cost of goods sold	1,038	789
Gross profit	3,842	5,275

Expenses
Selling, general and administrative	5,063	3,931
Research and development	921	909
	5,984	4,840
(Loss) income before the undernoted	(2,142)	435

Other income:
Revaluation of holdback receivable	-	83
	-	83

Finance costs (income):
Finance (income) expense, net	(190)	76
Foreign exchange loss (gain), net	881	(1,013)
	691	(937)
Net (loss) income before income taxes	$ (2,833)	$ 1,455
Income tax (recovery) expense
Current	(77)	96
Deferred	-	-
	(77)	96
Net (loss) income	$ (2,756)	$ 1,359
Other comprehensive (loss) income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(834)	1,155

Item that will not be reclassified to profit or loss:
Revaluation of investment in Sensible Medical at FVOCI	117	-
Other comprehensive (loss) income, net of tax	(717)	1,155
Comprehensive (loss) income	$ (3,473)	$ 2,514

(Loss) earnings per share
Basic	$ (0.18)	$ 0.09
Diluted	$ (0.18)	$ 0.08

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)
For the three months ended March 31	2019	2018
Cash (used in) provided by:
Operating activities:
Net (loss) income for the period	$ (2,756)	$ 1,359
Adjustments for:
Current income tax (recovery) expense	(77)	96
Revaluation of holdback receivable	-	(83)
Amortization of property and equipment	122	22
Amortization of intangible assets	183	-
Share-based compensation	122	417
Finance (income) expense, net	(190)	76
Unrealized foreign exchange loss	867	278
Change in the following:
Accounts receivable	2,752	889
Inventories	(36)	518
Prepaid expenses	(341)	(562)
Accounts payable and accrued liabilities	(3,046)	(2,276)
Interest received, net	969	132
Income taxes paid	-	(155)
Royalties paid	(462)	(392)
Cash flows (used in) from operating activities	(1,893)	319
Investing activities:
Investment in Sensible Medical	(6,337)	-
Proceeds from Apicore Sale Transaction	-	65,235
Redemptions (purchases) of short-term investments	2,313	(56,700)
Acquisition of property and equipment	(164)	(95)
Acquisition of intangible assets	(7,038)	-
Cash flows (used in) from investing activities	(11,226)	8,440
Financing activities:
Repurchase of common shares under normal course issuer bid	(899)	-
Exercise of stock options	-	194
Cash flows (used in) from financing activities	(899)	194
Foreign exchange (loss) gain on cash held in foreign currency	(14)	179
(Decrease) increase in cash and cash equivalents	(14,032)	9,132
Cash and cash equivalents, beginning of period	24,139	5,260
Cash and cash equivalents, end of period	$ 10,107	$ 14,392

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/27/c5349.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 27-MAY-19